Exhibit 4.56

Inner Mongolia Mingyang Wind Power Equipment Co., Ltd

Application for Loan

To: Guangdong Mingyang Wind Power Industry Group Co., Ltd:

The construction of the facility of Inner Mongolia Mingyang Wind Power Equipment Co., Ltd is under way as scheduled. The land of the plant has been granted. However, Inner Mongolia Mingyang Wind Power Equipment Co., Ltd has run short of cash. In order not to expose negative effect to the construction schedule, we hereby request Guangdong Mingyang Wind Power Industry Group Co., Ltd to provide a loan of RMB 5.0 million to us with a term of 45 days.

We sincerely ask for the approval.

Inner Mongolia Mingyang Wind Power Equipment Co., Ltd

February 24, 2011

Note: This application was approved by Chairman on March 1, 2011